EXHIBIT 99.1

Golar LNG Partners L.P. - Long Term Incentive Plan

Hamilton, Bermuda, Nov. 21, 2016 (GLOBE NEWSWIRE) --

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that it has awarded 99,000 options to purchase Partnership common units to Directors and Management of the Partnership under the terms of the Partnership's Long Term Incentive Plan. The issued options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016. The exercise price will be adjusted for each time the Partnership pays distributions. One third of recipients' allotted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option period is five years.

Hamilton, Bermuda

November 21, 2016

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.